UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Perot Systems Corporation
(Name of Subject Company (Issuer))
DII - Holdings Inc.
(Offeror)
an indirect, wholly-owned subsidiary of
Dell Inc.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
714265105
(CUSIP Number of Class of Securities)
Lawrence P. Tu
Senior Vice President and General Counsel
One Dell Way
Round Rock, Texas 78682
Phone (512) 338-4400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Robert L. Kimball
Vinson & Elkins L.L.P.
2001 Ross Avenue, Suite 3700
Dallas, Texas 75201
(214) 220-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

SCHEDULE TO
     This filing on Schedule TO relates to a planned tender offer by DII - Holdings Inc. (the “Purchaser”), a Delaware corporation and an indirect, wholly-owned subsidiary of Dell Inc., a Delaware corporation (“Dell”), to purchase all outstanding shares of Class A Common Stock, par value $0.01 per share, of Perot Systems Corporation, a Delaware corporation (“Perot Systems”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of September 20, 2009, by and among Dell, the Purchaser and Perot Systems.
     The tender offer described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities of Perot Systems. At the time the tender offer is commenced, Dell and the Purchaser will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”), and will mail an offer to purchase, letter of transmittal and related tender offer documents to Perot Systems’ stockholders. The tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by Perot Systems with the SEC will contain important information, including the various terms of, and conditions to, the tender offer that should be read carefully before making any decision to tender securities in the planned tender offer. Those materials will be made available to Perot Systems’ stockholders at no expense to them. In addition, these documents will be available at no charge on the SEC’s web site at www.sec.gov.
Item 12. Exhibits.

Exhibit	Exhibit Name

99.1	E-mail distributed to global vice presidents and directors of Dell on September 21, 2009.

99.2	Key message slide deck and frequently asked questions distributed to global vice presidents and directors of Dell on September 21, 2009.

99.3	E-mail distributed to all Dell employees on September 21, 2009.

99.4	Core customer talking points and form of customer letter distributed to global vice presidents and directors of Dell on September 21, 2009.

99.5	Blog by Steve Schuckenbrock posted on the internal Dell employee website on September 21, 2009.

99.6	Transcript of Dell audiocasts to be distributed to global employees on September 21, 2009.

99.7	Global employee e-mail and audiocast Blog posted to Dell.com/investor.

99.8	Transcript of call with analysts and Dell held on September 21, 2009.

99.9	Web check for analyst call held on September 21, 2009.

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